UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Pacific Oak Strategic Opportunity REIT, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

694701103

(CUSIP Number)

Charles J. Schreiber, Jr.

KBS Capital Advisors LLC

800 Newport Center Drive, Suite 700

Newport Beach, California 92660

(949) 417-6500

Peter McMillan III

Willowbrook Capital Group, LLC

11150 Santa Monica Boulevard, Suite 400

Los Angeles, California 90025

(424) 208-8100

with a copy to:

Robert H. Bergdolt, Esq.

Carrie Joan Hartley, Esq.

Christopher R. Stambaugh, Esq.

DLA Piper LLP (US)

4141 Parklake Avenue, Suite 300

Raleigh, North Carolina 27612-2350

(919) 786-2000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 27, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 694701103		Schedule 13D
	1	Name of Reporting Person KBS Capital Advisors LLC
	2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☑
	3	SEC Use Only
	4	Source of Funds (See Instructions) OO
	5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,442,483

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,442,483

	11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,442,483

	12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

	13	Percent of Class Represented by Amount in Row (11) 4.97%

	14	Type of Reporting Person (See Instructions) IA, OO

CUSIP No. 694701103		Schedule 13D
	1	Name of Reporting Person Willowbrook Capital Group, LLC
	2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☑
	3	SEC Use Only
	4	Source of Funds (See Instructions) OO
	5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 512,341

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 512,341

	11	Aggregate Amount Beneficially Owned by Each Reporting Person 512,341

	12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

	13	Percent of Class Represented by Amount in Row (11) 0.74%

	14	Type of Reporting Person (See Instructions) OO

CUSIP No. 694701103		Schedule 13D
	1	Name of Reporting Person Keith D. Hall
	2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☑
	3	SEC Use Only
	4	Source of Funds (See Instructions) OO
	5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,954,824

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,954,824

	11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,954,824

	12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

	13	Percent of Class Represented by Amount in Row (11) 5.71%

	14	Type of Reporting Person (See Instructions) IN

CUSIP No. 694701103		Schedule 13D
	1	Name of Reporting Person Peter McMillan III
	2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☑
	3	SEC Use Only
	4	Source of Funds (See Instructions) OO
	5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,954,824

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,954,824

	11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,954,824

	12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

	13	Percent of Class Represented by Amount in Row (11) 5.71%

	14	Type of Reporting Person (See Instructions) IN

CUSIP No. 694701103		Schedule 13D
	1	Name of Reporting Person Charles J. Schreiber, Jr.
	2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☑
	3	SEC Use Only
	4	Source of Funds (See Instructions) OO
	5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,442,483

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,442,483

	11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,442,483

	12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

	13	Percent of Class Represented by Amount in Row (11) 4.97%

	14	Type of Reporting Person (See Instructions) IN

Responses to each item of this Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Pacific Oak Strategic Opportunity REIT, Inc., a Maryland corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 11150 Santa Monica Boulevard, Suite 400, Los Angeles, California 90025.

Item 2.	Identity and Background
(a)

This Statement is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “1934 Act”), by the persons and entities listed in items (i) through (v) below (collectively, the “Reporting Persons”):

(i)	KBS Capital Advisors LLC, a Delaware limited liability company (“KBS”);
(ii)	Willowbrook Capital Group, LLC, a Delaware limited liability company (“Willowbrook”)
(iii)	Keith D. Hall, a United States citizen;
(iv)	Peter McMillan III, a United States citizen; and
(v)	Charles J. Schreiber, Jr., a United States citizen.

Because of the relationships described below, the Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the 1934 Act, and as such, each member of the group could be deemed to beneficially own, in the aggregate, all of the shares held by members of the group. The agreement among the Reporting Persons to file jointly (the “Joint Filing Agreement”) is attached hereto as Exhibit 1.

PBren Investments, L.P. (a Delaware limited partnership), Schreiber Real Estate Investments, L.P. (a Delaware limited partnership) and GKP Holding LLC (a Delaware limited liability company), each is a manager of KBS and of KBS Holdings LLC (a Delaware limited liability company), which wholly owns KBS. PBren Investments, L.P., Schreiber Real Estate Investments, L.P. and GKP Holding LLC each own 1/3 of KBS Holdings LLC. PBren Investments, LLC (a Delaware limited liability company) is the general partner of PBren Investments, L.P., and PBCS Management, LLC (a Delaware limited liability company) is the manager of PBren Investments, LLC. Schreiber Investments, LLC (a California limited liability company) is the general partner of Schreiber Real Estate Investments, L.P., and PBCS Management, LLC is the manager of Schreiber Investments, LLC. Charles J. Schreiber, Jr. is the sole manager of PBCS Management, LLC. Keith D. Hall and Peter McMillan III are the managers of GKP Holding LLC and each own 50% of GKP Holding LLC.

Keith D. Hall and Peter McMillan III own and control Willowbrook.

(b)	The business address of KBS and Mr. Schreiber is:

c/o KBS Capital Advisors LLC

800 Newport Center Drive, Suite 700

Newport Beach, California 92660

The business address of Willowbrook and Messrs. Hall and McMillan is:

c/o Willowbrook Capital Group, LLC

11150 Santa Monica Boulevard, Suite 400

Los Angeles, California 90025

(c)

KBS is a registered investment adviser with the Securities and Exchange Commission and is engaged in the business of acting as external advisor to real estate programs.  KBS is the former external advisor of the Issuer.  KBS Holdings, LLC, PBren Investments, L.P., PBren Investments, LLC, PBCS Management, LLC, Schreiber Real Estate Investments, L.P., Schreiber Investments, LLC, GKP Holding LLC and Willowbrook are holding companies through which Messrs. Hall, McMillan and/or Schreiber own and/or operate KBS or other real estate-related businesses.

The principal business address of KBS Holdings LLC, PBren Investments, L.P., PBren Investments, LLC, PBCS Management, LLC, Schreiber Real Estate Investments, L.P. and Schreiber Investments, LLC is:

800 Newport Center Drive, Suite 700

Newport Beach, California 92660

The principal business address of GKP Holding LLC is:

11150 Santa Monica Boulevard, Suite 400

Los Angeles, California 90025

Keith D. Hall and Peter McMillan III are employees and principals of Pacific Oak Capital Advisors, LLC (the “Advisor”), the Issuer’s external advisor. In addition, Keith D. Hall is the Chief Executive Officer and Director of the Issuer and Peter McMillan III is the Chairman of the Board, President and Director of the Issuer.  They also serve as officers and/or directors of other real estate companies advised by the Advisor and/or one or more of its affiliates.

Mr. Schreiber is the Chief Executive Officer and principal of KBS and/or one or more of its affiliates.  He also serves as an officer and/or director of real estate companies advised by KBS and/or one or more of its affiliates.

(d)

During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

KBS

On December 24, 2008, in connection with the organization of the Issuer, KBS purchased 20,000 shares of Common Stock at $10.00 per share for an aggregate purchase price of $200,000.  The purchase of such securities was funded from general funds available to KBS and the applicable subsidiaries and affiliates thereof.  In addition, KBS acquired a total of 10,746 shares of Common Stock directly from the Issuer as stock dividends.

On March 27, 2020, 3,411,737 restricted shares of Common Stock (the “Restricted Shares”) were issued to KBS, the Issuer’s former external advisor, pursuant to a Restricted Stock Agreement, dated as of March 27, 2020 (the “Restricted Stock Agreement”).  The Restricted Shares were issued as part of a negotiated payment of a subordinated performance fee due upon termination of KBS, rather than for cash consideration.

Willowbrook

On December 29, 2011, Willowbrook purchased 220,994 shares of Common Stock at $9.05 per share for an aggregate purchase price of approximately $2,000,000.  On October 23, 2012, Willowbrook purchased 55,249 shares of Common Stock at $9.05 per share for an aggregate purchase price of approximately $500,000.  The purchase of such securities was funded from general funds available to Willowbrook and the applicable subsidiaries and affiliates thereof.  In addition, Willowbrook acquired a total of 57,974 shares of Common Stock directly from the Issuer through the dividend reinvestment plan and 178,124 shares of Common Stock directly from the Issuer as stock dividends.

Item 4.	Purpose of Transaction

The Issuer’s securities reported herein were acquired by the Reporting Persons as described in Items 3 and 5 of this Schedule 13D. The Reporting Persons hold the securities reported herein for investment purposes, subject to the following.

Pursuant to an amended and restated advisory agreement, dated February 19, 2020 (the “Advisory Agreement”), between the Issuer and the Advisor, subject to the express limitations set forth in the Advisory Agreement and the continuing and exclusive authority of the Issuer’s Board of Directors (the “Board”) over the management of the Issuer, the power to direct the management, operation and policies of the Issuer, including making, financing and disposing of investments, is vested in the Advisor, which has the power by itself and is authorized and empowered on behalf and in the name of the Issuer to carry out any and all of the objectives and purposes of the Issuer and to perform all acts and enter into and perform all contracts and other undertakings that it may in its sole discretion deem necessary, advisable or incidental thereto to perform its obligations under the Advisory Agreement.  Pacific Oak Holding Group, LLC, a Delaware limited liability company, is the sole member of the Advisor.  Keith D. Hall and Peter McMillan III are the members of Pacific Oak Holding Group, LLC and each own 50% of Pacific Oak Holding Group, LLC.  In addition, Keith D. Hall is the Chief Executive Officer and Director of the Issuer and Peter McMillan III is the Chairman of the Board, President and Director of the Issuer.  In such capacities, these individuals will continue to have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

On March 27, 2020, the Issuer issued the Restricted Shares to KBS, its former external advisor, pursuant to the Restricted Stock Agreement.  Under the Restricted Stock Agreement, the Restricted Shares are nonvested and forfeitable until the earliest of: (i) November 1, 2021 or (ii) immediately before and contingent upon the occurrence of a Change in Control (as defined in the Restricted Stock Agreement) of the Issuer.  Subject to certain notice requirements, all of the Restricted Shares will be forfeited if KBS (i) attends or returns a proxy to be present at a meeting of the Issuer’s stockholders, but fails to either: (a) abstain on any matters that the Board determines that KBS cannot vote on pursuant to the Issuer’s charter or otherwise should abstain or (b) with respect to all other matters, vote all Restricted Shares in accordance with the recommendations of the Board, (ii) fails to attend or return a proxy to be present at a meeting of the Issuer’s stockholders if such meeting has been adjourned at least once in order to obtain additional stockholder attendance or votes, or (iii) makes any stockholder nominations of directors to the Board, unless the Conflicts Committee of the Board has provided its prior written consent to such nomination(s).  In addition, the Restricted Shares will be forfeited prior to vesting if KBS fails to honor certain non-compete and other requirements set forth in the Restricted Stock Agreement.

Non-vested Restricted Shares are not eligible for redemption by the Issuer under any circumstances unless approved by the Board.  Within 60 days from vesting of the Restricted Shares, the Issuer will redeem 50% of the vested Restricted Shares, with the amount of the cash payment per share determined based on the then most recent Board-approved net asset value per share (which must not be more than six months old).  Any vested Restricted Shares that are not required to be redeemed in accordance with the preceding sentence are referred to herein as the “Retained Vested Shares.”  Retained Vested Shares are not eligible for redemption under the Issuer’s share redemption program unless the Issuer has satisfied all outstanding redemption requests from other stockholders, provided that (i) this restriction may be waived in certain situations, such as upon a change of control of the Issuer, as determined by the Conflicts Committee of the Board and (ii) notwithstanding the foregoing, within 60 days after November 1, 2024, the Issuer will be required to redeem any remaining outstanding Retained Vested Shares, separate and outside of any general stockholder share redemption program, at the then most recent Board-approved net asset value per share (which must not be more than six months old), provided that such outstanding shares are owned or controlled by Charles J. Schreiber, Jr. or the estate of Peter M. Bren, and provided further that pursuant to this clause (ii) the Issuer shall only be required to redeem that number of Retained Vested Shares which, when added to any previously redeemed Retained Vested Shares owned or controlled by Charles J. Schreiber, Jr. or the estate of Peter M. Bren, does not exceed two-thirds of the total number of Retained Vested Shares.

Subject to the terms and conditions of the Restricted Stock Agreement, the Reporting Persons may seek to sell or otherwise dispose of some or all of the Issuer’s securities (which may include, but is not limited to, selling some or all of such securities to the Issuer in its share redemption program, transferring some or all of such securities to its affiliates or distributing some or all of such securities to such Reporting Person’s respective partners, members or beneficiaries, as applicable) from time to time, and/or may seek to acquire additional securities of the Issuer (which may include rights or securities exercisable, exchangeable or convertible into securities of the Issuer), from time to time, in each case, in open market or private transactions, through the Issuer’s dividend reinvestment plan, as stock dividends, as payment of management fees or otherwise. Any such transactions may be made by the Reporting Persons at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, satisfaction of the vesting terms and other conditions set forth in the Restricted Stock Agreement, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s cash flow and prospects, other investment and business opportunities available to the Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by the Reporting Persons.

Except as set forth in this Statement, the Reporting Persons and, to the best knowledge of the Reporting Persons, any of the other individuals named in Item 2 above, have no present plans, proposals or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  Although the foregoing reflects activities presently contemplated by the Reporting Persons and any other person named in Item 2 with respect to the Issuer, the foregoing is subject to change at any time.

Item 5.	Interest in Securities of the Issuer
(a)-(b)

The Reporting Persons beneficially own an aggregate of 3,954,824 shares of Common Stock, which represent, in the aggregate, approximately, 5.71% of the outstanding shares of Common Stock.  The percentage of beneficial ownership reported in this Schedule 13D is based on an aggregate of 69,259,020 shares of Common Stock outstanding as of March 27, 2020.

KBS has the shared power to vote or to direct the vote, and the shared power to dispose or to direct the disposition, of 3,442,483 shares of Common Stock, which represent approximately 4.97% of the outstanding shares of Common Stock.  Keith D. Hall, Peter McMillan III and Charles J. Schreiber, Jr. (as the indirect managers of KBS) have the shared power to vote or to direct the vote, and the shared power to dispose or to direct the disposition, of the securities beneficially owned directly by KBS, and may be deemed to be the beneficial owners of such securities, and each disclaims beneficial ownership of the securities, except to the extent of their pecuniary interest therein.

Willowbrook has the shared power to vote or to direct the vote, and the shared power to dispose or to direct the disposition, of 512,341 shares of Common Stock, which represent approximately 0.74% of the outstanding shares of Common Stock.  Keith D. Hall and Peter McMillan III (as the owners of Willowbrook) have the shared power to vote or to direct the vote, and the shared power to dispose or to direct the disposition, of the securities beneficially owned directly by Willowbrook, and may be deemed to be the beneficial owners of such securities, and each disclaims beneficial ownership of the securities, except to the extent of their pecuniary interest therein.

(c)

On March 27, 2020, 3,411,737 Restricted Shares were issued to KBS pursuant to the Restricted Stock Agreement.  The Restricted Shares were issued as part of a negotiated payment of a subordinated performance fee due upon termination of KBS, rather than for cash consideration.

Except as set forth above, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other person named in Item 2 has engaged in any transaction during the past 60 days in any shares of Common Stock.

(d)

To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock acquired.

(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Restricted Stock Agreement

On March 27, 2020, the Issuer issued the 3,411,737 Restricted Shares to KBS pursuant to the Restricted Stock Agreement.  Under the Restricted Stock Agreement, the Restricted Shares are nonvested and forfeitable until the earliest of: (i) November 1, 2021 or (ii) immediately before and contingent upon the occurrence of a Change in Control (as defined in the Restricted Stock Agreement) of the Issuer.  Subject to certain notice requirements, all of the Restricted Shares will be forfeited if KBS (i) attends or returns a proxy to be present at a meeting of the Issuer’s stockholders, but fails to either: (a) abstain on any matters that the Board determines that KBS cannot vote on pursuant to the Issuer’s charter or otherwise should abstain or (b) with respect to all other matters, vote all Restricted Shares in accordance with the recommendations of the Board, (ii) fails to attend or return a proxy to be present at a meeting of the Issuer’s stockholders if such meeting has been adjourned at least once in order to obtain additional stockholder attendance or votes, or (iii) makes any stockholder nominations of directors to the Board, unless the Conflicts Committee of the Board has provided its prior written consent to such nomination(s).  In addition, the Restricted Shares will be forfeited prior to vesting if KBS fails to honor certain non-compete and other requirements set forth in the Restricted Stock Agreement.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated as of April 6, 2020, by and among the Reporting Persons.

Exhibit 2	Restricted Stock Agreement, dated as of March 27, 2020.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: April 6, 2020	KBS CAPITAL ADVISORS LLC

	By:	PBren Investments, L.P., a Manager

		By:	PBren Investments, LLC, as general partner

			By:	PBCS Management, LLC, a Manager

				By:	/s/ Charles J. Schreiber, Jr.
Charles J. Schreiber, Jr., Manager

	By:	Schreiber Real Estate Investments, L.P., a Manager

		By:	Schreiber Investments, LLC, as general partner

			By:	PBCS Management, LLC, a Manager

				By:	/s/ Charles J. Schreiber, Jr.
Charles J. Schreiber, Jr., Manager

	By:	GKP Holding LLC, a Manager

		By:	/s/ Keith D. Hall
Keith D. Hall, Manager

		By:	/s/ Peter McMillan III
Peter McMillan III, Manager

WILLOWBROOK CAPITAL GROUP, LLC

	By:	/s/ Keith D. Hall
Keith D. Hall, Authorized Person

	By:	/s/ Peter McMillan III
Peter McMillan III, Authorized Person

KEITH D. HALL

/s/ Keith D. Hall

PETER MCMILLAN III

/s/ Peter McMillan III

CHARLES J. SCHREIBER, JR.

/s/ Charles J. Schreiber, Jr.